SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on January 2, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: January 3, 2012
	By:	/s/ Baruch Shusel
Name: Baruch Shusel Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES CLOSING OF SALE OF HOLDINGS IN
SHAMIR SALADS

YAVNE, Israel – January 2, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced the closing of the sale of its entire 51% ownership interest in Shamir Salads (2006) Ltd. ("Shamir Salads").

Since the agreement between Willi-Food and other shareholders of Shamir Salads was announced by the Company on December 18, 2011, the agreement was granted the status of an arbitration award and that award received the approval of Tel Aviv District Court.  Having satisfied all conditions to the sale, the sale closed on January 1, 2012.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.